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                              ARGO TECH CORPORATION
                               23555 Euclid Avenue
                              Cleveland, Ohio 44117


                                January 19, 1999


VIA EDGAR AND FACSIMILE TRANSMISSION
------------------------------------

Mr. John Jones
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                        Re:      Argo-Tech Group, Inc.
                                 Registration Statement on Form S-1
                                 File Number 333-56833
                                 ----------------------------------

Dear Mr. Jones:

                  Due to current market conditions, Argo-Tech Group, Inc. has decided not to pursue the registration and sale of its common shares pursuant to its registration statement on Form S-1, as amended (file no. 333-56833) at this time. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, we hereby request the withdrawal of this registration statement. Because no common shares have been sold under the registration statement, we believe the withdrawal of the registration statement serves the public interest as well as the protection of investors.

                  Thank you for your assistance in this matter.

                                      Very truly yours,

                                      /s/ Frances S. St. Clair

                                      Frances S. St. Clair
                                      Vice President and Chief Financial Officer




cc:      David P. Porter